FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 12, 2006

Item 3: News Release:

A news release dated and issued on December 12, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. announces a non-brokered private placement of up to 2,127,660 shares at a purchase price of $0.47 per share.

Item 5: Full Description of Material Change:

December 12, 2006, Vancouver, BC – Pacific North West Capital Corp. (the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) announces a non-brokered private placement of up to 2,127,660 shares at $0.47 per share some of which will be flow-through shares for gross proceeds of up to $1,000,000.

The proceeds from the private placement will be used for winter drilling on the Company’s Option/Joint Venture with Xstrata plc in Timmins, Ontario and general working capital. A finder’s fee may be paid in cash, shares and/or warrants. The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of December 2006.